U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                      Registration Statement on Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                               SEAFOODS PLUS, LTD.
           (Name of Small Business Issuer as specified in its charter)



                UTAH                                    87-0413539
               -- ----                                  ---------
     (State or other jurisdiction of                 (I.R.S. Employer
      incorporation or organization)                    ID. No.)


                                       N/A
                                     -------
                                 (SEC File No.)


                        1787 East Fort Union Blvd., #106
                           Salt Lake City, Utah 84121
                           ---------------------------
                     (Address of Principal Executive Office)


         Issuer's Telephone Number, including Area Code: (801) 942-7722


 Securities registered pursuant to Section 12(b) of the Exchange Act:    None

 Securities registered pursuant to Section 12(g) of the Exchange Act:
 $0.001 par value common stock
 -----------------------------
 Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.


                                            PART I

Item 1.  Description of Business.


Business Development.


     Seafoods Plus, Ltd. (the "Company") was organized under the laws of the State of Utah on August 11, 1983, under the name "Communitra Energy, Inc." The Company was incorporated for the primary purpose of investing in oil, gas and mineral leases and/or products.

     The Company was initially authorized to issue a total of 50,000,000 shares of common stock having a par value of one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and Bylaws are attached as exhibits and are incorporated herein by this reference. See the Exhibit Index, Part III.

     At the Company's inception, the Board of Directors authorized the issuance of 1,275,000 "unregistered" and "restricted" shares of its common stock to directors, executive officers and persons who may be deemed to have been promoters or founders of the Company for the total consideration of $3,000.

     Commencing  in November,  1983,  and  pursuant to an exemption  provided in
Section 3(a)(11) of the Securities Act of 1933, as amended (the "1933 Act"), and
Section 61-1-10 of the Utah Uniform Securities Act, the Company publicly offered and sold an aggregate total of 3,000,000 shares of its common stock to public investors who were residents of the State of Utah, at a price of one cent ($0.01) per share. The offering was subsequently completed, with the Company receiving aggregate gross proceeds of $30,000, before payment of legal, accounting and printing expenses. A copy of the Offering Circular that the Company used in connection with this offering is attached as an exhibit to this Registration Statement on Form 10-SB, and is incorporated herein by this reference. See the Exhibit Index, Part III.

     On July 16, 1985, the Company filed with the Secretary of State of the State of Utah Articles of Amendment to its Articles of Incorporation, which (i) changed the name of the Company to "Seafoods Plus, Ltd."; and (ii) expanded
Article III of the business purpose to include the processing, canning, marketing and distribution of fresh seafoods. A copy of the Articles of Amendment effecting these changes is attached as an exhibit to this Registration Statement on Form 10-SB, and is incorporated herein by this reference. See the
Exhibit Index, Part III.

     From 1988 to the present, the Company engaged in business of seafood distribution. These operations were unsuccessful and the Company has had no business operations since approximately 1988. Due to the substantial lapse of time since the occurrence of these events, management does not anticipate that they will have any adverse impact on any future operations in which the Company may engage.

     Pursuant  to the  provisions  of Section  16-10a-1006  of the Utah  Revised
Business Corporation Act, on September 18, 1995, the corporation adopted Articles of Amendment to its Articles of Incorporation: (i) to effect a 1 share for 16.17 reverse split of the Company's 5,658,250 then-outstanding shares of common stock, effective as of the close of business on September 5, 1995, retaining the authorized capital at 50,000,000 shares and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company and with fractional shares to be rounded to the nearest whole share. A copy of the Articles of Amendment effecting these changes is attached as an exhibit, and is incorporated herein by this reference. See Exhibit Index, Part III.

     On September 18, 1995, the Board of Directors, acting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, unanimously resolved
(i) to issue 1,650,000 post-split "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., a consultant to the Company, in consideration of the sum of $2,500, which funds were to be used to pay costs associated with legal fees and accounting costs.

     Immediately following the above-referenced reverse split, 350,012 shares of the Company's common stock were issued and outstanding. Following the issuance of 1,650,000 "unregistered" and "restricted" shares to Jenson Services, Inc., 2,000,012 shares of common stock are currently issued and outstanding.

     On May 15, 1996, acting without a meeting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, the Board of Directors of the Company unanimously resolved to adopt new Bylaws. The Board members approving this resolution were Kathleen Morrison, Jason Osborne and Terry Hardman. A copy of the adopted Bylaws of the Company are attached as an exhibit to this Registration Statement on Form 10-SB, and is incorporated herein by this reference. See the Exhibit Index, Part III.

     On October 11, 1996, acting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, the Board of Directors of the Company unanimously resolved to amend the Company's Bylaws to exempt the Company from the provisions of the Utah Control Shares Acquisitions Act (Section 61-6-2 et seq., Utah Code Annotated) (the "Acquisitions Act"). The Board members approving this resolution were Kathleen Morrison, Jason Osborne and Terry Hardman. A copy of the amendment to the Bylaws of the Company are attached as an exhibit to this Registration Statement on Form 10-SB, and is incorporated herein by this reference. See the Exhibit Index, Part III.


     The Acquisitions Act, which applies only to certain types of publicly-held corporations, provides that "control shares" acquired under certain circumstances shall have the same voting rights as they had before the acquisition only to the extent that the stockholders of the corporation have approved such rights. The Acquisitions Act also gives dissenter's rights to the stockholders in the event that full voting rights are accorded to shares acquired in a "control share acquisition" and the acquiring person has acquired "control shares" with at least a majority of all voting power. Section 61-6-6 permits a corporation's articles of incorporation or bylaws to provide for an exemption from the Acquisitions Act. The net effect of the Company's exemption from the

Acquisitions Act is to remove the need for stockholder approval of acquisitions of controlling interests in the Company. The Company will still be subject to the provisions of Regulation 14A of the Securities and Exchange Commission, regarding proxy solicitations. However, these provisions deal with the nature and extent of disclosure required when a matter is to be voted on, but not whether a matter is to be voted on; accordingly, Regulation 14A in no way negates the effect of the exemption from the Acquisitions Act. See the heading "Need for any Governmental Approval of Principal Products or Services" under the caption "Business," herein.


Business.
---------

     The Company has had no business operations since approximately 1988. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. Because the Company has virtually no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, as amended, or contract. Even if stockholder approval is sought, Jenson Services, a consultant to the Company, beneficially owns approximately 82.5% percent of the outstanding shares of common stock of the Company, and could approve any acquisition, reorganization or merger it deemed acceptable. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has virtually no current assets or cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates.

     Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has virtually no resources, and is unlikely to have any appreciable resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such
individuals.   See  the  caption   "Conflicts   of   Interest;   Related   Party
Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

     Other than the Company, neither Jason Osborne nor Terry Hardman has been involved as a director, executive officer or five percent stockholder of any "blank check" company in the last ten years.

     From November, 1993, until its reorganization in April, 1995, Kathleen L. Morrison, who is a director and the President of the Company, was a director and the Secretary/Treasurer of Westcott Financial Corporation, a Delaware corporation, now known as "Entertainment Technologies & Programs, Inc." ("ETPI"). ETPI is publicly-held and may be deemed to have been a "blank check" company until its reorganization. Mrs. Morrison was also the Secretary/Treasurer of Onasco Companies, Inc., a Utah corporation, now know as "Tengasco, Inc." ("TNGO"), from January, 1995, until its reorganization in July, 1995. TNGO is publicly-held and may be deemed to have been a "blank check" company until its reorganization. From July,

     1995, until its reorganization in September, 1996, Kathleen L. Morrison, was a director and the Secretary/Treasurer of Mason Oil Company, Inc., a Utah corporation, ("MSNO"), which may be deemed to be a "blank check" company.

     No current director or executive officer has been involved in any initial public offering involving the securities of a "blank check" company in the ten-year period immediately preceding the date of this Registration Statement.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below and in the initial Offering Circular of the Company, a copy of which is attached as an exhibit to this Registration Statement on Form 10-SB. See the Exhibit Index, Part III.

     Limited Assets; No Source of Revenue. The Company has extremely limited assets and has had no revenue in either of its two most recent calendar years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may potentially acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has extremely limited resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See Paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States.

     Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Conflicts of Interest; Related Party Transactions. Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

     Voting Control. Due to its ownership of a majority of the shares of the Company's outstanding common stock, Jenson Services, Inc. has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. The Company's common stock is currently listed in the "pink sheets" of the National Quotation Bureau, Inc. (the "NQB") and on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). However, there is currently no "established trading market" for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the past five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD").

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to maintain its good standing in the State of Utah and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.

Competitive Business Conditions.
---------------------------------------

     There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having no assets and no cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have cash resources and have limited operating histories when compared with the history and past failures of the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
-------------------------------------------------------------------------------
     None; not applicable.

Dependence on One or a Few Major Customers.
--------------------------------------------------------

     None; not applicable.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
-------------------------------------------------------------------------------

     None; not applicable.

Need for any Governmental Approval of Principal Products or Services.
------------------------------------------------------------------------------

     On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

     Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business venturer, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by Jenson Services, Inc., the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.
-------------------------------------------------------------------------------

     Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
---------------------------------

     None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
---------------------------------------------------------------------

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------
     None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------------------

Plan of Operation.
---------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years. The Company's plan of operation for the next 12 months is to maintain its good standing in the State of Utah and to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arms length transaction. As of the date of this Registration Statement, the Company has not begun seeking any specific acquisition.

     Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
-------------------------------------

     Other than cash in the amount of $1,214, the Company has no assets, property or business; its principal executive office address and telephone number are the business office address and telephone number of its consultant and principal stockholder, Jenson Services, Inc., and are provided at no cost. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Utah and, recently, with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services, Inc. of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------
     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of November 30, 1996:



                                            Number                 Percentage
Name and Address                 of Shares Beneficially Owned      of Class
----------------------      -----------------------------------      --------


Jenson Services, Inc.        1,739,277                              87%
1787 E. Fort Union
Blvd. Suite 106
Salt Lake City, UT
84121                        ---------                              -----
                             1,739,277                              87%

Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of November 30, 1996:

                                         Number                           Percentage
Name and Address                       of Shares Beneficially Owned        of Class
----------------------            -----------------------------------     ----------


Kathleen L. Morrison                        0                              0
1787 E. Ft. Union Blvd., #106
Salt Lake City, Utah  84121

Jason Osborne                               0                              0
269 E. Hill Ave #3
Salt Lake City, Utah 84107

Terry Hardman                               0                              0
2165 E. 7495 S.
Salt Lake City, Utah 84121

All directors and executive                 0                              0
officers as a group (3)


     See Item 5, Part I, below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in March of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.


                                                                Date of             Date of
                              Positions                         Election or       Termination
Name                          Held                              Designation       or Resignation
-------                       ------ ----                      ---------------      ------------------

Kathleen L. Morrison         President                           July 1, 1995       *
                             Director

Jason Reed Osborne           Vice President                      August 14, 1995     *
                             Director

Terry Hardman                Secretary/                          August 14, 1995     *
                             Treasurer
                             Director


          *    These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Kathleen L. Morrison, Director and President. Mrs. Morrison is 40 years old. For the past four years, she has been the office manager for two persons, one of which is Jenson Services, which is a consultant to and the majority stockholder of the Company. For seven years, she was the editor of "Super Group," a vertical market computer magazine targeting HP3000 users. Ms. Morrison received a B.A. degree from Colorado State University in 1978.

     Jason R. Osborne, Director and Vice President. Mr. Osborne is 25 years old. For the past two and a half years, he has been a media assistant for Evans Group. He has also served as a media buyer and media planner for Evans Group. Mr. Osborne received a B.S. from Utah State University in 1994.

     Terry Hardman, Director and Secretary/Treasurer. Ms. Hardman is 44 years old. For the past five years, she has been the Director for IHC Neonatal LifeFlight. Ms. Hardman received a B.S. from the College of Nursing at the University of Utah in 1976.


Significant Employees.
--------------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
---------------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                      SUMMARY COMPENSATION TABLE
                                                                   Long Term Compensation
                                           Annual Compensation                 Payouts
(a)                       (b)          (c)            (d)          (e)           (f)              (g)         (h)          (i)
Name and              Years or                                     Other      Restricted         Option/      LTIP         All
Principal             Periods           $              $           Annual       Stock            SAR's       Payouts      Other
Position              Ended           Salary         Bonus         Compen-    Awards ($)         (#)          ($)        Compensa-
                          1994,                                    ation($)                                              tion ($)
                          1995 &
                          1996

Kathleen Morrison        0              0              0             0            0                0           0             0
 President,
 Director

Jason Osborne            0              0              0             0            0                0           0             0
Vice Pres.,
 Director

Terry Hardman            0              0              0             0            0                0           0             0
 Sec./Treas.,
 Director


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1995, or 1994, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed calendar year for any service provided as director.

     Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
--------------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item I of this Registration Statement.

Certain Business Relationships.
-------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Indebtedness of Management.
---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Parents of the Issuer.
----------------------

     Jenson Services, Inc., the principal stockholder, may be deemed to be a parent of the Company. See Part I, Item 1 of this Registration Statement.

Transactions with Promoters.
----------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, on, September 18, 1996, the Board of Directors of the Company resolved to issue 1,650,000 post-split "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., who is a consultant to the Company, in consideration of the sum of $2,500. See Part I, Item 1 and Part II, Item 4 of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

     The Company has only one class of securities authorized, issued or outstanding, that being capital stock of the Company consisting of 50,000,000 authorized shares of one mill ($0.001) par value common stock, of which a total of 2,000,012 post-split shares are presently issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
-------------------------------------------

Market Information.
-----------------------

     The Company's common stock is currently listed in the "pink sheets" of the NQB and the OTC Bulletin Board of the NASD under the symbol "SEUS". However, there has been no "established trading market" for shares of the Company's common stock during the past five years and management does not expect any such market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained. If such a market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by Jenson Services, Inc. may have a substantial adverse impact on any such public market. See the caption "Business" of Part I, Item 1 of this Registration Statement.

     There has been no trading of the shares of common stock of the Company within the last calendar year.

     No price data is available for the calendar year ended December 31, 1994 or the first three quarters of 1996.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See Part I, Item 1 of this Registration Statement.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 128.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock or its previously authorized preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-----------------------------------

     Mantyla, McReynolds & Associates, Certified Public Accountants, of Salt Lake City, Utah, audited the financial statements of the Company for the years ended December 31, 1995 and 1994.

     There were no disagreements between the Company and Mantyla, McReynolds & Associates, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

     The reports of Mantyla, McReynolds & Associates do not contain any adverse opinion or disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the Company's two most recent calendar years, and since then, Mantyla, McReynolds & Associates has not advised the Company that any of the following exist or are applicable:

          (1) That the internal controls necessary for the Company to develop reliable financial statements do not exist, that information has come to their attention that has led them to no longer be able to rely on management's representations, or that has made them unwilling to be associated with the financial statements prepared by management;

          (2) That the Company needs to expand significantly the scope of its audit, or that information has come to their attention that if further investigated may materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or any other financial presentation, or cause them to be unwilling to rely with the Company's financial statements for the foregoing reasons or any other reason; or

          (3) That they have advised the Company that information has come to their attention that they have concluded materially impacts the fairness or reliability of either a previously issued audit report or the underlying financial statements for the foregoing reasons or any other reason.

          During the Company's two most recent calendar years and since then, the Company has not consulted Mantyla, McReynolds & Associates regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any other financial presentation whatsoever.


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

          On September 18, 1996, the Company's Board of Directors unanimously voted to issue 1,650,000 "unregistered" and "restricted" shares of common stock to Jenson Services, Inc. in consideration of the sum of $2,500. These shares are fully-paid and were issued to Jenson Services, Inc. on or about September 18, 1996. See Part I, Item 1 of this Registration Statement.

          Management believes that Jenson Services, Inc. is an "accredited investor" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, Jenson Services, Inc. is a consultant to the Company and had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities

     Act of 1933 pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
----------------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless  of whether a director,  officer,  employee,  fiduciary  or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

          Article VIII of the Company's Articles of Incorporation provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

                                           PART F/S

                                 Index to Financial Statements
                            Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements
     December 31, 1995 and 1994
     --------------------------

     Balance Sheet, December 31, 1995 and 1994

     Statements of Stockholders' Deficit for the years ended December 31, 1995 and 1994

     Statements of Operations for the years ended December 31, 1995 and 1994

     Statements of Cash Flows for the years ended December 31, 1995 and 1994

     Notes to Financial Statements


(ii) Unaudited Financial Statements
     September 30, 1996
     -----------------

     Balance Sheet, September 30, 1996

     Statements of Operations
     for the nine months ended September 30, 1996

     Statements of Cash Flows for the
     nine months ended September 30, 1996







                                 PART III

Item 1.  Index to Exhibits.
-------------------------------

     The following exhibits are filed as a part of this Registration Statement:



Exhibit
Number               Description*
------              ---------------
 3.1        Articles of Incorporation*

 3.2(i)     Articles of Amendment to Articles of
            Incorporation, filed on July 16, 1985*

 3.2(ii)    Articles of Amendment to Articles of
              Incorporation, filed on October 5, 1995*

 3.3        Bylaws, dated May 15, 1996*

 3.3(i)     Amendment to Bylaws, dated October 11, 1996*

 99         Offering Circular*


     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.


                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SEAFOODS PLUS, LTD.


Date: November 5, 1996   By /s/KATHLEEN L. MORRISON
                               ------------------------------------------------
                               Kathleen Morrison, Director and President


Date: November 7, 1996   By /s/JASON R. OSBORNE
                               ------------------------------------------------
                               Jason Reed Osborne,  Director and Vice President


Date: November 6, 1996   By /s/TERRY HARDMAN
                               ------------------------------------------------
                               Terry Hardman, Director and Secretary/Treasurer

                                      SEAFOODS PLUS, LTD.
                                 [A Development Stage Company]

                                 Independent Auditors' Report
                                              and
                                     Financial Statements

                                  December 31, 1995 and 1994

                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]

                                Table of Contents

                                      Page

Independent Auditors' Report                                       1

Balance Sheets - December 31, 1995 and 1994                        2

Statement of Stockholders' Equity for the Period from
 Inception [August 11, 1983] through December 31, 1995            3-4

Statements of Operations  for the Years Ended December 31, 1994 and December 31,
 1995, and for the Period from Inception  [August 11, 1983] through December 31,
 1995                                                              5

Statements of Cash Flows for the Years Ended  December 31, 1994 and December 31,
 1995, and for the Period from Inception  [August 11, 1983] through December 31,
 1995                                                              6

Notes to Financial Statements                                     7-8

     MANTYLA, McREYNOLDS & ASSOCIATES
     A Professional Corporation



Board of Directors and Stockholders
Seafoods Plus, LTD.
Salt Lake City, Utah

     We have audited the accompanying balance sheets of Seafoods Plus, LTD. [a development stage, Utah corporation] as of December 31, 1995 and December 31, 1994, and the related statements of stockholders' equity, operations, and cash flows for the years ended December 31, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Seafoods Plus, LTD. for the period from inception [August 11, 1983] to December 31, 1988, were audited by other auditors whose report dated March 13, 1989 expressed an unqualified opinion on those statements. Seafoods Plus, LTD. had no material business activity for the period from January 1, 1989 through December 31, 1994.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seafoods Plus, LTD. as of December 31, 1995, and December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1995 and December 31, 1994 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Seafoods Plus, LTD. will continue as a going concern. As discussed in note D to the financial statements, the Company has accumulated losses from inception totaling $38,607 and presently has no prospects for commencing operations or generating revenue. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                              /s/ MANTYLA, McREYNOLDS & ASSOCIATES


January 25, 1996

Salt Lake City, Utah


                               SEAFOODS PLUS, LTD.
                          A Development Stage Company]
                                 Balance Sheets
                           December 31, 1995 and 1994

                                                                                                            1995          1994
            ASSETS

                                          Cash - note B                                                $    1,221          -0-
                                                                                                       ----------------------------

            TOTAL ASSETS                                                                               $    1,221          -0-
                                                                                                       ============================



                                     LIABILITIES AND STOCKHOLDERS' EQUITY


            LIABILITIES

            Accounts payable                                                                            $     401          -0-
            Income taxes payable - notes A & C                                                                100          703
                                                                                                       ----------------------------

            TOTAL LIABILITIES                                                                                 501          703

            STOCKHOLDERS' EQUITY

                                          Capital stock - 50,000,000 shares authorized at $0.001 par;
                                            2,000,012 post-split shares issued and outstanding at
                                            12/31/95; 5,658,250 pre-split shares issued and
                                            outstanding at 12/31/94 - note E                                2,000        5,658
                                          Additional paid-in capital                                       37,327       23,669
                                          Deficit accumulated during development stage                    (38,607)      30,030
                                                                                                       ----------------------------

            TOTAL STOCKHOLDER'S EQUITY                                                                        720         (703)
                                                                                                       ----------------------------

            TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                                                  $    1,221          -0-
                                                                                                       ============================



                 See accompanying notes to financial statements
                                        2



                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]
                        Statement of Stockholders' Equity
    For the Period from Inception [August 11, 1983] through December 31, 1995

                                                                                                  Deficit
                                                                                                Accumulated
                                                                                  Additional       During           Total
                                                         Number of      Common     Paid-in      Development     Stockholders'
                                                           Shares       Stock      Capital         Stage            Equity

            Balance, August 11, 1983                          -0-         -0-         -0-            -0-                -0-

            Issued 1,275,000 shares to
            officers and directors for cash                 1,275,000      1,275        1,725                             3,000

            Issued 3,000,000 shares through
            a public offering                               3,000,000      3,000       27,000                            30,000

            Public offering costs                                                      (4,173)                           (4,173)

            Net loss for the period from
            inception [08/11/83] through
            May 31, 1985                                                                                  (328)            (328)

            Additional contributed capital                                                500                               500

            Net loss for the period from June
            1, 1985 through December 3 1,
                                     1985                                                              (28,225)         (28,225)

            Issued 1,383,250 shares in a
            failed effort to obtain financing                1,383,250      1,383       (1,383)                                0
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1985                      5,658,250 $    5,658        23,669          (28,553) $           774

            Net loss for the year ended
            December 31, 1986                                                                             (267)            (267)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1986                      5,658,250 $    5,658        23,669          (28,820)             507

            Net loss for the year ended
            December 31, 1987                                                                             (181)            (181)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1987                      5,658,250 $    5,658        23,669          (29,001)             326

            Net loss for the year ended
            December 31, 1988                                                                             (166)            (166)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1988                      5,658,250 $    05,658       23,669          (29,167)             160




                 See accompanying notes to financial statements
                                        3



                              SEAFOODS PLUS, LTD.
                         [A Development Stage Company]
                       Statement of Stockholders' Equity
   For the Period from Inception [August 11, 1983] through December 31, 1995


                                                                                                  Deficit
                                                                                                Accumulated
                                                                                  Additional       During           Total
                                                         Number of      Common     Paid-in      Development     Stockholders'
                                                           Shares       Stock      Capital         Stage            Equity

            Balance, December 31, 1988                      5,658,250     $5,658.00   $23,669.00       (29,167)             160

            Net loss for the year ended

            December 31, 1989                                                                             (863)            (863)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1989                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1990                                                                               -0-              -0-
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1990                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1991                                                                               -0-              -0-
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1991                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1992                                                                               -0-              -0-
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1992                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1993                                                                                0                0
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1993                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1994                                                                                0                0
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1994                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Reverse split of common shares
            on a 1 for 16.17 shares basis                  (5,308,238)    (5,308)       5,308                                 0

            Issued 1,650,000 shares for cash                1,650,000      1,650        8,350                            10,000

            Net loss for the year ended
            December 31, 1995                                                                             (8,577)         8,577)

            Balance, December 31, 1995                      2,000,012     $2,000.00   $37,327.0$         (38,607)           720
                                                       =========================================================================



                 See accompanying notes to financial statements
                                        4

                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]
                            Statements of Operations
           For the Years Ended December 31, 1995 and 1994, and for the
        Period from Inception [August 11, 19831 through December 31, 1995


                                                                                                       For the Period
                                          For the Year Ended          For the Year Ended              From Inception to
                                          December 31, 1994           December 31, 1995               December 31, 1995
                                          --------------------------------------------------------------------------------------

            Revenues                       $     -                           0                             0

            Expenses                       $     -                         8,477                        37,804
                                          -------------               -----------             -----------------

            Loss Before Income Tax         $     -                        (8,477)                      (37,804)

            Income taxes- notes A & C      $     -                           100                           803
                                          -------------               -----------             -----------------

            Net Loss                       $     -                        (8,577)                      (38,607)
                                          =============               ===========             =================

            Net Loss Per Share             $     -               $           -           $                    -
                                          =============               ===========             =================


                 See accompanying notes to financial statements



                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]
                            Statements of Cash Flows
           For the Years Ended December 31, 1995 and 1994, and for the
        Period from Inception [August 11, 1983] through December 31, 1995


                                                       For the Year Ended        For the Year Ended                from Inception to
                                                       December 31, 1994         December 31, 1995                 December 31, 1995

            Cash Flows From Operating- Activities

            Net Loss                                    $                -        $    (8,577)                  $         (38,607)

            Adjustments  to  reconcile  net  income  to  net  cash  provided  by operating activities:
            Increase/(decrease) in:
            Accounts payable                                        0                     401                               401
            Income taxes payable                                    0                    (603)                              100
                                                       ---------------           -------------                 -----------------

            Net Cash Used For Operating Activities                  0                   (8779)                          (38,106)
                                                       ---------------           -------------                 -----------------

            Cash Flows From Financing Activities

            Issuance of common stock                                0                  10,000                            39,327
                                                       ---------------           -------------                 -----------------

            Net Cash Provided By Financing Activities               0                   10,000                           39,327
                                                       ---------------           -------------                 -----------------

            Net Increase in Cash                                    0                   1,221                             1,221
                                                                                                               -----------------

            Beginning Cash Balance                                  0                       0                                 0
                                                       ---------------           -------------                 -----------------

            Ending Cash Balance                         $                -       $        1,221                 $          1,221
                                                       ===============           =============                 =================

Supplemental Disclosure of Cash Flow Information:

            Cash paid for the period for interest       $                -        $          -                  $            708
            Cash paid for the period for income taxes   $                -        $         790                 $            790


                 See accompanying notes to financial statements
                                        6

                                      SEAFOODS PLUS, LTD.
                                 Notes to Financial Statements
                                       December 31, 1995



NOTE A         Summary of Significant Accounting Policies


               Company Background

               The Company originally incorporated under the laws of the State of Utah on August 11, 1983 using the name Communitra Energy, Inc., with a stated principal business activity of investing in oil, gas and mineral leases, and/or products. By agreement of the shareholders of the Company on July 16, 1985, the name of the Company officially changed to Seafoods Plus, LTD. and expanded the purpose of the Company to include the processing and canning of seafoods.

               Seafoods Plus, LTD., a development stage company, has yet to commence its planned principal operations and has been in an essentially dormant status for the last eight years.

               Income Taxes

               In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which is effective for fiscal years beginning after December 15, 1992. SFAS No. 109 requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company adopted SFAS No. 109 for financial reporting purposes in 1993. See note C below.



NOTE B         Cash

               Cash is comprised of cash on deposit in the trust account of the corporate attorney.



NOTE C         Change in Accounting Principle -- Accounting for Income
               Taxes

               During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting for income taxes as of January 1, 1993 is $0, due to operating losses carried forward from prior years and unlikely nature of future earnings. For the years ended December 31, 1993, 1994 and 1995, the Company had no significant income tax expenses due to operating losses during those periods. Any deferred tax benefit arising from the operating losses carried forward would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the future to take advantage of the losses carried forward. The Company has no timing differences.

               The amount shown on the balance sheet for income taxes payable represents the annual minimum amount due to the State of Utah.




                               SEAFOODS PLUS, LTD.
                                 BALANCE SHEETS
                    September 30, 1996 and December 31, 1995

                                                          09/30/96          12/31/95
                                                        --------------    -------------
                                                         [Unaudited]
ASSETS

     Assets
         Cash - note B                                $         1,214   $        1,221
                                                        --------------    -------------

TOTAL ASSETS                                          $         1,214   $        1,221
                                                        ==============    =============

LIABILITIES & EQUITY

LIABILITIES

     Current Liabilities
         Accounts Payable                             $           401   $          401
         Loans from stockholders - note E                       3,155                0
         Income taxes payable                                     100              100
                                                        --------------    -------------
     Total Current Liabilities                                  3,656              501

                                                        --------------    -------------
TOTAL LIABILITIES                                               3,656              501

EQUITY
         Capital Stock - 50,000,000 shares  authorized at $0.001 par;
           2,000,012 post-split shares issued
           and outstanding at 12/31/94 - note E                 2,000            2,000
         Paid-in Capital                                       37,327           37,327
         Accumulated Deficit                                  (41,769)         (38,607)
                                                        --------------    -------------
TOTAL EQUITY                                                   (2,442)             720

                                                        --------------    -------------
TOTAL LIABILITIES & EQUITY                            $         1,214   $        1,221
                                                        ==============    =============


                              SEAFOODS PLUS, LTD.
                           STATEMENTS OF CASH FLOWS
    For the Nine-Month Period Ended September 30, 1996 and September 30, 1995

                                                  Nine Months      Nine Months
                                                     Ended            Ended
                                                    09/30/96         09/30/95
                                                  -------------    -------------
                                                    [Unaudited]    [Unaudited]

Cash Flows Used For Operating Activities
---------------------------------------------------------------
  Net Loss                                      $       (3,163)  $       (8,249)
  Adjustments to reconcile net loss to net cash
    used in operating activities:                            0                0
    Increase/(Decrease) in franchise taxes payable           0                0
                                                  -------------    -------------
      Net Cash Used For Operating Activities            (3,163)               0

Cash Flows Provided by Financing Activities
---------------------------------------------------------------
  Loans from stockholders                                3,156                0
                                                  -------------    -------------
      Net Cash Provided by Financing Activities          3,156                0

      Net Increase/(Loss) In Cash                           (7)          (8,429)

      Beginning Cash Balance                             1,221           10,000
                                                  -------------    -------------

      Ending Cash Balance                       $        1,214   $        1,571
                                                  =============    =============



                               SEAFOODS PLUS, LTD.
                            STATEMENTS OF OPERATIONS
 For the Three-Month and Nine-Month Periods Ended September 30, 1996 and September 30, 1995

                                             Three Months    Three Months     Nine Months     Nine Months
                                                Ended           Ended            Ended           Ended
                                               09/30/96        09/30/95        09/30/96        09/30/95
                                             -------------   -------------   --------------  --------------
                                               [Unaudited]     [Unaudited]     [Unaudited]    [Unaudited]
REVENUE
     Income                                $            0  $            0  $             0 $             0
                                             -------------   -------------   --------------  --------------
NET REVENUE                                             0               0                0               0

OPERATING EXPENSES
     Office Expenses                                   15             929            1,089             929
     Professional Fees                                968           7,500            2,074           7,500
                                             -------------   -------------   --------------  --------------
TOTAL OPERATING EXPENSES                              941           8,429            3,163           8,429

                                             -------------   -------------   --------------  --------------
NET INCOME/(LOSS)                          $         (941) $       (8,429) $        (3,163)$        (8,249)
                                             =============   =============   ==============  ==============


NET LOSS PER SHARE                         $        (0.01) $        (0.01) $         (0.01)$         (0.01)
                                             =============   =============   ==============  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                   2,000,012       5,658,250        2,000,012       5,658,250
                                             =============   =============   ==============  ==============


                               SEAFOODS PLUS, LTD.
                          Notes to Financial Statements
                               September 30, 1996




NOTE A     Summary of Significant Accounting Policies


               Company Background

               The Company originally incorporated under the laws of the State of Utah on August 11, 1983 using the name Communitra Energy, Inc., with a stated principal business activity of investing in oil, gas and mineral leases, and/or products. By agreement of the shareholders of the Company on July 16, 1985, the name of the Company officially changed to Seafoods Plus, LTD. and expanded the purpose of the Company to include the processing and canning of seafoods.

        Seafoods Plus, LTD., a development stage company, has yet to commence its planned principal operations and has been in an essentially dormant status for the last eight years.


               Income Taxes

               In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which is effective for fiscal years beginning after December 15, 1992. SFAS No. 109 requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company adopted SFAS No. 109 for financial reporting purposes in 1993. See note C below.



NOTE B  Cash is  comprised  of cash on deposit in the trust  account of the corporate attorney.

NOTE C    Change in Accounting Principle -- Accounting for Income
               Taxes

               During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting for income taxes as of January 1, 1993 is $0, due to operating losses carried forward from prior years and unlikely nature of future earnings. For the years ended December 31, 1993, 1994 and 1995, the Company had no significant income tax expenses due to operating losses during those periods. Any deferred tax benefit arising from the operating losses carried forward would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the future to take advantage of the losses carried forward. The Company has no timing differences.

               The amount shown on the balance sheet for income taxes payable represents the annual minimum amount due to the State of Utah.


NOTE D         Liquidity

                    The Company has accumulated  losses from inception  totaling
               $41,769 at September 30, 1996. Financing for the Company's limited activities to date has been primarily provided by borrowing from shareholders and the issuance of common stock. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized. Management is currently seeking a well-capitalized merger candidate in order to commence its operations.

NOTE E         Loans from Stockholders

               The Company has received unsecured advances from a shareholder in order to maintain its limited operations. These non-interest bearing advances are due upon demand.

                           ARTICLES OF INCORPORATION
                                      OF
                            COMMUNITRA ENERGY, INC.

     We, the undersigned natural persons of the age of twenty-one years or more, acting as incorporators of the corporation under the provisions of the Utah Business Corporation Act (here- inafter called the "Act ), do hereby adopt the following Articles of Incorporation for such Corporation.

                                    ARTICLE I

          Name.   The  name  of  the   Corporation   (hereinafter   called   the
"Corporation") is COMMUNITRA ENERGY, INC.

                                   ARTICLE II

     Period of Duration. The period of duration of the Corporation is perpetual.

                                   ARTICLE III

     Purposes and Powers. The purpose for which this Corporation is organized is to invest in all forms of investments, including real and personal property, stocks and bonds, including, but not limited to, minerals and oil, and to acquire options to purchase such properties, and to engage in all other lawful business.

                                          ARTICLE IV

     Capitalization. The Corporation shall have the authority to issue 50,000,000 (fifty million) shares of stock each have a par value of one-tenth of one cent ($0.001). All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this Corporation shall not be liable for further call or assessment. The authorized trading shares shall be issued at the discretion of the Directors.

                                          ARTICLE V

     Incorporators. The name and post office address of each incorporator is:



               Ernest B. Hewlett
               740 East 3900 South
               Salt Lake City, Utah 84107

               Mark Lindsey
               809 Grandridge
               Salt Lake City, Utah 84111

               David M. Hoggan
               1371 Skyview Drive
               Salt Lake City, Utah 84117

                                   ARTICLE VI

     Directors. The Corporation shall be governed by a Board of Directors consisting of no less than three (3) and no more than nine (9) directors. Directors need not be stockholders of the Corporation. The number of Directors constituting the intital Board of Directors is three (3) and the names and post office addresses of the persons who shall serve as Directors until their successors are elected and qualified are:

               Ernest B. Hewlett
               740 East 3900 South
               Salt Lake City, Utah 84107

               Mark Lindsey
               809 Grandridge
               Salt Lake City, Utah 84111

               David M. Hoggan
               1371 Skyview Drive
               Salt Lake City, Utah 84117

                                         ARTICLE VII

     Commencement of Business. The Corporation shall not commence business until at least One Thousand Dollars ($1,000) has been received by the Corporation as consideration for the issuance of its shares.

                                         ARTICLE VIII

     Preemptive Rights. There shall be no preemptive rights to acquire unissued and/or treasury shares of the stock of the Corporation.

                                          ARTICLE IX

     Voting of Shares. Each outstanding share of common stock of the Corporation shall be entitled to one vote one each matter submitted to a vote at the meeting of the stockholders. Each stockholder shall be entitled to vote his or its shares in person or by proxy, executed in writing by such stockholders, or by his duly authorized attorney-in-fact. At each election of Directors, every stock holder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by him or it for as many persons as there are Directors to be elected and for whose election he or it has the right to vote, but the Shareholder shall have no right to accumulate his or its votes with regard to such election. ARTICLE X Initial Registered Office and Initial Registered Agent. The address of the initial registered office of the Corporation is 740 East 3900 South, Salt Lake City, Utah 84107, and the initial Registered Agent at such office is Ernest B. Hewlett.


STATE OF UTAH         )
                      : ss
COUNTY OF SALT LAKE   )

     On the ___ day of __________, 1983, personally appeared before me ERNEST B. HEWLETT, MARK LINDSEY and DAVID M. HOGGAN who duly acknowledged to me that they are the persons who signed the foregoing Articles of Incorporation as incorporators and that they have read the foregoing Articles of Incorporation and know the contents thereof, and that the same is true of their knowledge as to those matters upon which they operate on information and belief, and as to those matters believe them to be true.


               /s/ Ernest B. Hewlett
               ERNEST B. HEWLETT


               /s/ Mark Lindsey
               MARK LINDSEY


               /s/ David M. Hoggan
               DAVID M. HOGGAN

               SUBSCRIBED AND SWORN TO before me this 10th day of August, 1983.

               /s/ Virginia McBeth

               NOTARY PUBLIC

               Residing at Salt Lake City, Utah

My Commission Expires:
July 15, 1985

                                    ARTICLES OF AMENDMENT
                             TO THE ARTICLES OF INCORPORATION OF
                                    COMMUNITRA ENERGY, INC

     Pursuant  to the  provisions  of  Section  16-10-57  of the  Utah  Business
Corporation Act, the undersigned corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation.

     FIRST: The name of the corporation is Communitra Energy, Inc.

     SECOND: The following amendments to the Articles of Incorporation of Communitra Energy, Inc. were duly adopted by the shareholders of the corporation at a meeting held July 16, 1985, in the manner prescribed by the Utah Business Corporation Act, to-wit:

                                       ARTICLE I - NAME

               The name of this corporation is SEAFOODS PLUS, LTD.

                                    ARTICLE III - PURPOSES

          a. To process, can, market and distribute fresh seafoods.

          b. To acquire by purchase, exchange, gift, bequest, subscription or otherwise, and to hold, own, mortgage, pledge, hypothecate, sell, assign, transfer, exchange or otherwise dispose of or deal in or with its own corporate securities or stock or other securities, including without limitations, any shares of stock, bonds, debentures, notes, mortgages, or other obligations, and any property or assets created or issued by any person, firm, association, or corporation, or any government or subdivisions, agencies or instrumentalities thereof; to make payment thereof; its own securities or to use its unrestricted and unreserved earned surplus for the purchase of its own shares, and to exercise as owner or holder of any securities, any and all rights, powers and privileges in respect thereof.

          c. To do each and every thing necessary, suitable or proper for the accomplishment of any of the purposes or the attainment of any one or more of the subjects herein enumerated, or which may at any time appear conducive to or expedient for protection or benefit of this corporation, and to do said acts as fully and to the same extent as natural persons might, or could do, in any part of the world as principals, agents, partners, trustees or otherwise, either alone or in conjunction with any other person, association or corporation.

          d. The foregoing clauses shall be construed both as purposes and powers and shall not be held to limit or restrict in any manner the general powers of the corporation, and the enjoyment and exercise thereof, as conferred by the laws of the State of Utah; and it is the intention that the purposes and powers specified in each of the paragraphs of this Article III shall be regarded as independent purposes and powers.

     THIRD: The number of shares of the corporation outstanding at the time of the adoption of such amendments was 6,775,000, and the number entitled to vote thereon was 6,775,000. FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows, to-wit:

               CLASS                                 NUMBER OF SHARES

               Common                                          6,775,000

     FIFTH: The number of shares voted for such amendments was 3,429,750, with none opposing and None abstaining.

     SIXTH: These amendments do not provide for any exchange, reclassification or cancellation of issued shares.

     IN WITNESS WHEREOF, the undersigned President and Secretary, having been thereunto duly authorized have executed the foregoing Articles of Amendment for the corporation under the penalties of perjury this 16th day of July, 1985.



               COMMUNITRA ENERGY, INC.

               By /s/ JANNETTE NIKAS, PRESIDENT
               Jannette Nikas, President

Attest:

/s/ Sheryl Olsen
Sheryl Olsen, Secretary

                              ARTICLES OF AMENDMENT

                       TO THE ARTICLES OF INCORPORATION OF

                               SEAFOODS PLUS, LTD.


     Pursuant  to the  provisions  of Section  16-1Oa-1006  of the Utah  Revised
Business  Corporation  Act,  the  undersigned   corporation  hereby  adopts  the
following Articles of Amendment to its Articles of Incorporation.

     FIRST: The name of the corporation is Seafoods Plus, Ltd.

     SECOND: The following amendment to the Articles of Incorporation of Seafoods Plus, Ltd. was duly adopted by the stockholders of the corporation at a meeting held on September 5, 1995, in the manner prescribed by the Utah Revised Business Corporation Act and for the purpose of reflecting a reverse split of the corporation's stock:

     NOW, THEREFORE, be it RESOLVED, that the present issued and outstanding common stock of Seafoods Plus, Ltd., a Utah corporation, be subject to a reverse split at the ratio of one new share for every 16.17 shares issued and outstanding as of September 5, 1995, reducing the outstanding shares to 350,000, provided that no stockholder's holdings shall be reduced to less than one share as a result of said reverse split, with all fractions being rounded up to the nearest whole share, and further provided that certain principal stockholders who have agreed to deliver up to 1000 shares to cover any rounding do in fact deliver such shares for cancellation, and retaining the authorized shares at 50,000,000 and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company.

     THIRD: With the exception that every 16.17 presently outstanding shares shall be converted to one outstanding post-split share pursuant to the foregoing reverse split, the foregoing amendment does not provide for any exchange, reclassification or cancellation of issued shares.

     FOURTH: This amendment was adopted by the stockholders at a meeting held September 5, 1995.

     FIFTH: This amendment was not adopted by the incorporators or the Board of Directors without stockholder action.

     SIXTH: (a) (i) The designation and number of outstanding pre-split shares were as follows:

                      CLASS                        NUMBER OF SHARES
                      Common                              5,658,250

     (a)(2) The number of outstanding pre-split shares entitled to vote for the amendment was as follows:

                      CLASS                             NUMBER OF SHARES
                      Common                                   3,838,250

     2,008,500  voting shares were  represented at the meeting of  stockholders.

     (b) The number of shares voted for such amendments was 2,008,500, with none opposing and none abstaining.


     IN WITNESS WHEREOF, the undersigned President and Secretary, having been thereunto duly authorized, have executed the foregoing Articles of Amendment for the corporation under the penalties of perjury this 18 day of September, 1995.

                                                   SEAFOODS PLUS, LTD.


                           By /s/ KATHLEEN L. MORRISON
                              Kathleen L. Morrison,
                                    President


Attest:

/s/ TERRY HARDMAN
Terry Hardman, Secretary

                       ACTION BY UNANIMOUS CONSENT OF THE

                              BOARD OF DIRECTORS OF

                               SEAFOODS PLUS, LTD.


     The undersigned, being all of the duly elected and incumbent directors of Seafoods Plus, Ltd., a Utah corporation, acting pursuant to Section 16-1Oa-821 of the Utah Revised Business Corporation Act, do hereby unanimously consent to and adopt the following resolutions, effective the date hereof unless indicated otherwise.

               RESOLVED, that the form of Bylaws attached hereto be and they hereby are adopted and ratified as the Bylaws of the Company.



Date: 5/15/96                                      /s/ KATHLEEN L. MORRISON


Date: 5/15/96                                      /s/ JASON R. OSBORNE


Date: 5/15/96                                      /s/ TERRY HARDMAN

                                     BYLAWS
                                       OF
                              SEAFOODS PLUS, LTD.

                                   ARTICLE I

OFFICES

     Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.


     Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

     Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

     Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

     Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

     Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

     Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

     Section  2.06  Fixing   Record  Date.   For  the  purpose  of   determining
shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

     Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

     Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

     Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

     Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledge to vote thereon, in which case the pledge, or his or her proxy, may represent such shares and vote thereon.

     Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                         ARTICLE III
                                          DIRECTORS

     Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

     Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

     Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

     Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

     Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

     Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

     Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

     Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

     Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

     Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

     Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

     Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                          ARTICLE IV
                                           OFFICERS

     Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

     Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

     Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

     Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

     Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

     Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

     Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

     (a) He or she shall preside at all shareholders' meetings;

     (b) He or she shall preside at all meetings of the Board of Directors; and

     (c) He or she shall be a member of the executive committee, if any.

     Section 4.08 The President. The president shall have the following powers and duties:

          (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

          (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

          (c) He or she shall be a member of the executive committee, if any;

          (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

          (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

     Section 4.10 The Secretary. The secretary shall have the following powers and duties:

     (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

     (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

     (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

     (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

     (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

     (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

     (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

     (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

     (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

     (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

     (d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

     (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

     (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

     (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

     (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

     (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

     (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

     (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

     Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

     Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                          ARTICLE V
                        EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                                AND DEPOSIT OF CORPORATE FUNDS

     Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

     Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

     Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

     Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

     Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

     Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                          ARTICLE VI
                                        CAPITAL SHARES

     Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

     Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

     Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

     Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

     Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

        Section 6.06 Closing of Transfer Books and Fixing of Record Date.

               (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

               (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

               (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

          Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

     Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, or any statute of similar effect or tenor.

                                         ARTICLE VII
                           EXECUTIVE COMMITTEE AND OTHER COMMITTEES

     Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

     Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

     Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

     Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

     Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

     Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

     Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

     Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                         ARTICLE VIII
                               INDEMNIFICATION, INSURANCE, AND
                                OFFICER AND DIRECTOR CONTRACTS

     Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

     Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

     Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

     Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

     8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                          ARTICLE IX
                                         FISCAL YEAR

     The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


                                          ARTICLE X
                                          DIVIDENDS

     The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                          ARTICLE XI
                                          AMENDMENTS

     All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

          (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

          (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                                   CERTIFICATE OF SECRETARY

          The undersigned does hereby certify that he or she is the secretary of Seafoods Plus, Ltd., a corporation duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 15th day of May, 1996 and that the above and foregoing Bylaws are now in full force and effect.



        DATED this 15th day of May, 1996.



        /s/ TERRY HARDMAN
        Terry Hardman, Secretary

                         ACTION BY UNANIMOUS CONSENT OF

                           THE BOARD OF DIRECTORS OF

                              SEAFOODS PLUS, LTD.


     The undersigned, being all of the duly elected and incumbent directors of Seafoods Plus, Ltd., a Utah corporation (the "Company"), acting pursuant to
Section 16-10a-821 of the Utah Revised Business Corporation Act, do hereby unanimously consent to and adopt the following resolutions, effective the latest date hereof:

     RESOLVED, that the Company's Bylaws be amended to opt out of the Utah Control Share Acquisitions Act, Utah Code Annotated Section 31-6-2 et seq.

Date:     10/11/96            /S/ KATHLEEN L. MORRISON
                              ----------------------------------------------
                              Kathleen L. Morrison, Director and President

Date:     10/11/96            /S/ JASON R. OSBORNE
                              ----------------------------------------------
                              Jason R. Osborne, Director and Vice President

Date:     10/11/96            /S/ TERRY HARDMAN
                              ----------------------------------------------
                              Terry Hardman

                                          PROSPECTUS
                                       3,000,000 Shares

                                    COMMUNITRA ENERGY, INC.
                                     (A Utah Corporation)
                                      740 East 3900 South
                                  Salt Lake City, Utah 84107
                                        (801) 263-2262

                      Common Capital Shares (Par Value $0.001 Per Share)

          COMMUNITRA   ENERGY,   INC.,  a  Utah  corporation   (hereinafter  the
     "COMPANY") , was incorporated on August 11, 1983, primarily for the purpose of investing in oil and gas and/or minerals, properties and/or products.

          THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND IS SPECULATIVE. INVESTORS SHOULD STUDY THE RISKS AS SHOWN HEREIN (SEE "RISK FACTORS").

          THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY ARE BELIEVED TO BE EXEMPT FROM REGISTRATION UNDER SECTION 3(b) AND RULE 504 PROMULGATED THEREUNDER BY THE SECURITIES AND EXCHANGE COMMISSION AS PART OF REGULATION D.

          THESE SECURITIES HAVE BEEN REGISTERED WITH THE UTAH SECURITIES DIVISION BECAUSE SUCH SECURITIES ARE BELIEVED TO BE SUBJECT TO REGISTRATION PURSUANT TO THE REQUIREMENTS OF SECTION 10 OF THE UTAH UNIFORM SECURITIES ACT. SUCH REGISTRATION, IN NO SENSE, INDICATES RECOMMENDATION OR ENDORSEMENT BY THE UTAH SECURITIES DIVISION OF ANY SECURITY, INDIVIDUAL, FIRM OR CORPORATION. THE UTAH SECURITIES DIVISION DOES NOT PASS UPON THE MERITS OF THE SECURITIES OR THE ACCURACY OF THIS PROSPECTUS. REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

      Public Offering - 3,000,000            Offering Price - 1 Cent
               Shares                             Per Share

                                                              4

                                    Offering Price          Sales         Proceeds
                                    to   Public (1)      Commission (2)   Company
(3)
Per Share                                $0.01                None              $0.01
Total Minimum
Offering                               (4)
(1,200,000 Shares)                  $12,000.00                None         $12,000.00
Total Maximum
Offering
(3,000,000 Shares)                  $30,000.00                None         $30,000.00

      Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that a market will develop. No broker or dealer is involved in this Offering. The Escrow Agent is First Security Bank (350-6000).

               Sales Agent                    Transfer Agent

               Ernest B. Hewlett           American Registrar & Transfer
               740 East 3900 South         P.O.Box 1798

               Salt Lake City, Utah 84107  Salt Lake City, Utah 84110
                (263-2262)

                       The Date of This Prospectus is November 23, 1983.



                                             NOTES

(1) These securities are offered hereby for cash only. The offering price has been arbitrarily established by the Company, and this price has no relationship to the Company's assets, earnings, book value or other recognized criteria of value.

(2) These shares are offered on a "best efforts" and "first-come- first-served" basis by the Company through its President and agent, Ernest B. Hewlett, with no broker or dealer involved. There is no assurance that any or all of the shares offered hereby will be sold. The sales agent will not receive a commission.

(3) This amount is before deducting expenses for legal and accounting fees, printing costs and other expenses of this Offering which shall not exceed $4,500.00.

(4) The initial proceeds of this Offering will be deposited into an escrow account at First Security Bank, until a minimum of $12,000.00 of gross proceeds is received and has been so deposited. In the event that less than $12,000.00 of gross proceeds is received and deposited by the Company under this Offering within one year from the date of this Prospectus, all gross proceeds will be refunded to purchasers in full, by the Escrow Agent, without any deductions for commissions or other expenses and without interest, and the Company will bear all costs of any such refunds.

NO SALESMAN, DEALER, UNDERWRITER OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE DISTRIBUTION OF SECURITIES TO WHICH THIS PROSPECTUS RELATES. PRACTICES TO THE CONTRARY ARE A CRIMINAL OFFENSE. REPRESENTATIONS NOT CONTAINED HEREIN, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THE COMPANY WILL, HOWEVER, UNDERTAKE TO AMEND THIS PROSPECTUS IF A MATERIAL CHANGE SHALL OCCUR

     AND WILL PROMPTLY PROVIDE PROSPECTIVE PURCHASERS, MARKET MAKERS AND THE UTAH SECURITIES DIVISION WITH A WRITTEN COPY THEREOF. THE COMPANY SHALL FURTHERMORE ON A QUARTERLY BASIS DURING THE TERM OF THE OFFERING, FILE WITH THE UTAH SECURITIES DIVISION AND APPEND TO EVERY PROSPECTUS THE INFORMATION REQUIRED BY UTAH SECURITIES DIVISION RULE 11.9.

THE SHARES OFFERED HEREBY ARE OFFERED FOR CASH ONLY, SUBJECT TO PRIOR SALE AND WITHDRAWAL, CANCELLATION OR MODIFICATION OF THIS OFFER WITHOUT NOTICE. REGISTRATION OF SECURITIES EXISTS FOR ONE YEAR. THEREAFTER, NON-ISSUER "TRADING" TRANSACTIONS REQUIRE REGISTRATION OR AN APPROPRIATE EXEMPTION. THE OFFER AND SALE OF THESE SECURITIES SHALL BE MADE IN THE STATE OF UTAH ONLY.



                       TABLE OF CONTENTS

        COVER SHEET
        NOTES                                                2
        TABLE OF CONTENTS                                    3
        INTRODUCTORY STATEMENT                               4
        SPECULATIVE ASPECTS AND RISK FACTORS                 4
        DILUTION                                             7
        THE COMPANY                                          11
        USE OF PROCEEDS                                      11
        CAPITALIZATION                                       13
        DESCRIPTION OF COMMON STOCK                          13
        OPTIONS, WARRANTS OR CALLS                           13
        DIVIDENDS                                            14
        ANNUAL REPORTS                                       14
        MANAGEMENT AND FOUNDERS                              14
        STOCK OWNERSHIP AND CONTROL OF THE COMPANY           16
        REMUNERATION                                         16
        CONFLICTS OF INTEREST                                16
        PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING       17
        LEGAL AND ACCOUNTING MATTERS                         18
        LITIGATION                                           18
        ADDITIONAL INFORMATION                               18
        ACCOUNTANTS OPINION AND FINANCIAL STATEMENTS         19
        SUBSCRIPTION AGREEMENT                               23

                               INTRODUCTORY STATEMENT


        Communitra Energy, Inc. (the "Company") was incorporated under the laws of the State of Utah on August 11, 1983. The Company was primarily organized to engage in the business of oil and gas and/or related endeavors, including the acquisition and sale of mineral and oil leases or products. The Company may also issue authorized but unissued shares of the Company in return for assets or property or pursuant to a Merger when deemed in the best interests of the Company and its shareholders. The Company will not necessarily limit itself to these investments and will always be looking for any business venture which might return a profit. Inasmuch as the Company does not have any specific proposal for the use of proceeds and the proceeds of this Offering are not allocated in detail, the Offering is in fact a 'blind pool" and investors are unable to mass upon the merits or evaluate the potential risk involved in the use of proceeds.

     The present Principal office of the Company is located in the residence of the Company's President at 740 East 3900 South, Salt Lake City, Utah 84l07.

        At the inception of the Company, 1,275,000 shares of its common voting stock with a par value of one-tenth cent ($O.001) per share were issued to Officers, Directors and Founders of the Company for cash in the amount of $3,000.00 ($0.002353 per share). Additionally, the Board of Directors of the Company adopted certain resolutions authorizing the Company to offer and sell 3,000,000 shares of its one-tenth cent (0.001) per share par value common voting stock at a price of one cent ($0.01) per share for cash in the aggregate sum of $30,000.00.

        The Company has no operating history, and, with the exception of the foregoing issuance of its stock, has not engaged in any business of any type or nature whatsoever. Additionally, the Company has no income and must be deemed to be in its promotional stage only.

         SPECULATIVE ASPECTS AND RISK OF THE OFFERING

        The securities offered hereby are subject to risks inherent in new ventures and are highly speculative. Prospective investors should consider the following:

         1. The Company has no operating history or earnings and is in its Promotional stage.

         2. The Company's current capital of $3,000.00 is not sufficient to enable it to embark upon its proposed operations. Therefore, its ability to do business is contingent upon the successful offering and sale of at least the minimum amount of securities offered hereby, of which there can be no assurance.
                                              -4-

3. Even if the minimum amount of securities offered hereby are sold, no assurance can be given that the contemplated business activities of the Company will prove successful or profitable or that the Company will be able to generate adequate cash flow too continue its proposed business activities.

4. If all shares offered hereby are sold, of which there can be no assurance, the present shareholders will own approximately 30% of said shares and the public will own approximately 70% of said shares. As cumulative voting for directors is not available to shareholders of the Company, those who control more than 50% of the outstanding shares shall be able to elect all of the directors. Those who control less than 50% of the outstanding shares will not be able to elect any of the directors. It may also be assumed that since the present shareholders will control approximately 30% of the total outstanding shares at the completion of the offering, of which there can be no assurance, they most probably will retain effective control over the Company.

5. If the Company's future operations are Profitable, the current shareholders will realize the principal benefits, if any, of the Company's growth. If the Company's future operations are not profitable, the persons who purchase the shares offered hereby will sustain the principal losses of cash investment (See "DILUTION").

6. NONE OF THE OFFICERS AND DIRECTORS OF THE COMPANY IS EXPERIENCED IN THE TYPE OF BUSINESS IN WHICH THE ISSUER PLANS TO ENGAGE EXCEPT MARK LINDSEY, WHO DOES APPEAR TO HAVE SOME EXPERIENCE IN THIS TYPE OF BUSINESS. (See "MANAGEMENT").

7. The Company will be competing with other large corporations and private individuals, of which many have greater assets, financial resources, research and marketing capabilities.

8. No assurance can be given that any minerals or petroleum or interests or rights therein will be produced or acquired by the Company. If the Company is successful in producing or acquiring minerals and/or petroleum leases, options or products, there is no assurance that said minerals or petroleum can be economically resold, or profitably extracted, transported or sold.

9. All unpatented mining claims are subject to certain risks as to title, and all claims are subject to various other risks. The validity of title of mining claims or oil leases may be challenged by other claimants.

10. The Company's business may be affected from time to time by such Matters as changes in general economic, industrial, and international conditions; changes in taxes; shortage of qualified employees and personnel; and other factors of a general nature.

11. The Company does not have a specific proposal for the use of proceeds; therefore, purchasers of shares offered are not afforded the opportunity to evaluate the potential risk involved in the use of proceeds. This Offering should therefore be deemed a 'blind pool' offering and shareholders must consequently be willing to entrust decisions as to the use of proceeds to the management of the Company.

12. The Company has not paid or declared any cash dividends on its Common Stock in the past nor are any cash dividends contemplated in the foreseeable future (See "DIVIDENDS").

13. The Company has authorized the issuance of 50,000,000 common shares. If this Offering is sold out, a total of 4,275,000 shares will be issued. Shareholders risk further dilution of their shares if any of the remaining authorized shares are issued. Any additional authorized shares issued may be issued for an amount less than book or market value of the shares then outstanding. Shareholders are not entitled to preemptive rights allowing them to purchase their equitable portion of any additional shares issued.

14. The initial proceeds of this Offering will be deposited into an escrow account until a minimum of $12,000.00 of gross proceeds is received and has been so deposited. Since the terms of the escrow provide for a one year term, purchasers of shares risk having their purchase money held in escrow for the full term of escrow without interest and without assurance that the Company will receive the minimum escrow amount. The Company may not commence operations until the escrow amount is reached.

15. It is the intention of the Company to structure this Offering so that it is exempt from the registration requirements of the federal Securities Act 1933. Such exemption is provided for in Section 3(b) of the Act and Rule 504 of Regulation D. Failure of the Company to strictly comply with the requirements of Regulation D would make such exemption unavailable and could, among other things, cause all shares to be deemed restricted securities as defined by federal law. Non-compliance could furthermore create a liability for the Company and its shareholders for failing register its securities.

         In view of the foregoing, public investors should consider the purchase of shares of the Company's common voting stock under this Offering as a commitment of HIGH RISK CAPITAL AND SHOULD BE ABLE TO BEAR THE ECONOMIC RISK OF TOTAL LOSS OF THEIR INVESTMENT.

                                           DILUTION

        If this offering is fully, sold, and no assurance can be given that such will be the case, then and in that event, public investors will own 3,000,000 shares (approximately seventy percent) of the Company's common voting stock then issued and outstanding for which they will have paid, in cash, $30,000.00 (91% of invested capital), and the present shareholders (Officers, Directors and Founders) will own 1,275,000 shares (approximately thirty percent) of the total common voting stock of the Company, then issued and outstanding for which they will have paid, in cash, the sum of $3,000.00 (9% of invested capital).

        As of the date of this Prospectus, the Company has 1,275,000 shares of its common stock with a par value of one-tenth cent ($0.001) per share issued and outstanding, with book value of approximately $0.002353 per share. Assuming that this offering is fully sold, of which there can be no assurance, immediately following this Offering, the common voting stock of the Company will have a book value of approximately $28,500.00 (after all Offering costs), or approximately $0.006667 per share. Thus, the present stockholders (Officers, Directors and Founders) will experience a substantial increase in the value of their shares of approximately one hundred eighty-three percent (183%), or $0.004314 per share, and, conversely, the public investors will experience an immediate substantial dilution in the value of their shares of approximately $0.00333 per share from the public Offering price of one cent ($0.01) per share, with a percentage dilution of approximately thirty-three and one-third percent (33-1/3%).

        Pursuant to Rule 10.2-1 of the Utah Securities Division, the percentage dilution to the public investor in this Offering shall not exceed 33-1/3%. Should less than 3,000,000 shares ($30,000.00), but more than 1,200,000 ($12,000) be sold in this Offering, the insider stockholders will be required to transfer back to the Company enough of their shares or contribute additional money, to insure that the Percentage dilution to the public investor does not exceed 33-1/3%.

        The following chart illustrates the per share dilution of the public investor's equity in the Company assuming the maximum shares being offered are sold.





OFFERING PRICE
$0.01 Per Share


                                    (pie chart, showing percentage break-down)

MAXIMUM



                                    Dilution
                               Book Value $0. 0333
                                            after Sale              or 33-1/3%
                                            0.006667







        This chart illustrates the percentage of capital invested by the founders and the public assuming sale of the maximum amount of shares.

                            $3,000 Amount Invested by
                                 Founders 9.09%



                                    (pie chart - showing percentage break-down)


                                         $30,000 Amount
                                       invested by Public
                                           90 . 9 1 %

        The following chart illustrates the percentage of shares in the Company purchased by the public investors and the total capital invested by the public investors compared with the percentage of shares purchased by the officers, directors and founders and the total capital invested by them assuming the sale of the maximum number of shares.





MAXIMUM






(pie chart - showing percentage break-down)

                                                                 30%
                                     Amount
                                                                 Shares Retained
                                                                 by Promoters
                                      70%                        and others for
                                      Amount of Shares           $3,000.00
                                      Purchased by               (1,275,000
                                      Public investors    shares
                                      for $30,000.00
                                      (3,000,000
                                          shares)

        The following chart illustrates the public offering price, the gain to present investors, and dilution to new investors.






MAXIMUM





$.Ol    $.O1

$.008

$.006                           $.006667
$.004                                                       $.004314
$.002             $.002353                  $.003333
Offering Price    Book          Book                          Dilution   Gain by
Paid by Public    Value Be-     Value                         for New    Present
Investors         fore Sale     After Sale  Investors       Investors








                      (This Space Intentionally Left Blank)

                                          THE COMPANY

        The Company was organized under the laws of the State of Utah, through the efforts of Ernest B. Hewlett, Mark Lindsey and David M. Hoggan, all of whom are Officers, Directors and Founders of the Company. The Company is still in its promotional stages.

        The Company has no operating history and has not engaged in any business of any type or nature whatsoever.

                                        USE OF PROCEEDS

        The Company has been organized to carry on any legitimate activity it believes has profit potential. It is contemplated, however, that its principal activity will be investing in oil, gas and mineral leases, and/or products. This, in no way, is intended to limit the scope of investments which the Company may make. The Company, however, does not intend to be an investment company as defined by federal law.

           Management of the Company has not selected any specific mineral or oil leases for the Company to attempt to acquire, but intends to investigate and evaluate all potential business opportunities.

        Furthermore, the Company can engage in any legitimate business its management feels has potential. The Board of Directors and Management presently have nothing specific in mind regarding the intended use of proceeds, but intends to investigate and evaluate each opportunity as it develops.

        The issuer will be in competition with experts in the fields in which it operates, and it holds no advantage over its competition (see "SPECULATIVE ASPECTS AND RISK FACTORS"). The Company, in fact, will be at a serious disadvantage with its competitors in view of the Company's small capitalization.

        The Company's proposed business activities are in a highly competitive field. In addition to competing with individuals on the Company's intended field with a high level of expertise greatly exceeding Management's abilities, the Company will be competing with numerous other entities, most of which are large, well-established companies with greater assets and financial reserves than the Company will possess. Even if the minimum amount of securities offered hereby are sold, as to which there is no assurance, the Company is presently unable to estimate the effect which any such competition will have on its proposed business activities, but the effects thereof could certainly be a substantial detriment to the Company. The Company is, and will be an insignificant factor in the current competitive strata of the petroleum and minerals businesses.

        It is expected that the Company's activities will involve a great deal of risk. Management, rent, and overhead expenses will be donated by the Directors during the first twelve months of operations. If, however, increased business warrants, salaries may be paid to Officers, Directors or employees of the Company. Such salaries shall be paid only from income generated by operations of the Company and not from the proceeds of the offering. Uncommitted funds to be used for the Corporate purposes after offering expenses would be $28,500.00 if the entire offering is sold.

        If all 3,000,O00 shares offered hereby are sold, of which there can be no assurance, the proceeds shall be allocated for, the approximate purposes and in the amounts indicated hereunder; however, the Company reserves the right to reassign priorities and applications as good business practice requires.

                       TOTAL USE OF PROCEEDS BY PERCENTAGE
                        FOR MINIMUM AND MAXIMUM OFFERING
                           (All Figures are Estimates)

DESCRIPTION          MAXIMUM                  MINIMUM
OF EXPENDITURES      OFFERING    PERCENTAGE   OFFERING   PERCENTAGE
(One Year Projection)

Expenses of the Offering
     (Legal, Account-
     ing, Printing,
     Filing Fees,
     Etc.)            $ 4,500.00      15.0%      $ 4,500.00     37.5%

Option Acquisition,
Property,
Leases, Etc.         $24,300.00       81.0%      $ 6,950.00     57.9%

Reserve for
13-Month Audit       $   300.00        1.0%      $   300.00      2.5%

Reserve for
Contingencies        $   900.00        3.0%      $   250.00      2.1%

TOTAL                $30,000.00      100.0%      $12,000.00    100.0%


NOTE: The general office and administrative expenses including rent will be donated by the Officers at no charge for the first year or until increased business warrants use of Company funds. The officers will not be reimbursed for expenses or rent that they denote to the Company. Leases shall not be purchased by the Company unless sufficient funds are reserved to service such leases or unless management has a definite plan for the financial servicing of the leases.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of the date of this Prospectus and is adjusted to reflect the issuance of all shares offered hereby:

                   SHARES        SHARES      AMOUNT OUTSTANDING
CLASS OF STOCK  AUTHORIZED    OUTSTANDING   ALL SHARES ARE SOLD

Common Stock
(SO.001 Par
Value)           50,000,000   1,275,000         4,275,000

                  (1)No assurance can be given that any number of shares offered by means of this Prospectus will be sold.

                           DESCRIPTION OF COMMON STOCK

         The capital stock of the Company consists of 50,000,000 shares of common stock with a par value of one-tenth cent ($0.001) per share, 1,275,000 shares of which are issued and outstanding on the date hereof. The Offering to the public by this Prospectus is 3,000,000 shares of common stock with a par value of one-tenth cent ($0.001) per share. The shares are all of one class, common, with like rights and privileges. Each share is entitled to participate equally in dividends and distributions declared by the Company. Each share is entitled to one (1) vote on each matter. The shares of common voting stock, when issued and paid for, shall be fully paid and non-assessable and will have no preference, pre-emptive, conversion or exchange rights. The Company has no senior securities or long-term debt authorized, issued or outstanding, and has no present intention of issuing either security. All voting is noncumulative. Accordingly, the holders of more than fifty percent (50%) of the shares of the Company's common stock will be able to elect all representatives to the Board of Directors, and the holders of less than fifty percent (50%) will not be able to elect any of the Board of Directors.

                           OPTIONS, WARRANTS OR CALLS

         There are no issued or outstanding options, warrants or calls entitling any person to purchase any shares of the Company's common stock. The Company may, however, adopt a plan in the future pursuant to which options, warrants or calls would be made available to Officers, Directors and key personnel as an incentive to attract and maintain their services on behalf of the Company.

         Presently, the Company has no agreement or understanding, express or implied, with anyone concerning such options, warrants or calls entitling the future purchase of the Company's common voting stock, and any such plan will be submitted to the stockholders of the Company for their approval before becoming effective.

                                   DIVIDENDS

         The Company is a new corporation and no assurance can be given that it will generate earnings on which cash dividends can be paid. If cash earnings are generated, management intends to follow a policy of retaining all such earnings to finance the development of its business. It is expected that this policy will be maintained as long as necessary to provide funds for the Company's operations. Any dividends that may be paid in the future will be dependent upon the earnings and financial requirements of the Company and all other relevant factors including approval of such dividend by the Company's Board of Directors.

                                 ANNUAL REPORTS

         The Company will furnish the Utah Securities Division and each shareholder audited financial statements showing use of proceeds within 13 months after the close of the offering. The Company has elected a December 31st fiscal year end. Thereafter, the Company will furnish its shareholders with annual reports containing unaudited financial statements within 90 days after the Company's year end. From time to time, the Company may also furnish its stockholders with such other information as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

         In addition to receipt and examination of annual reports and other information, shareholders of record shall, as required by the Utah Business Corporation Act section 16-10-47, be allowed to examine the books and records of the Company at a reasonable time upon written demand.

                             MANAGEMENT AND FOUNDERS
Management:

         The Officers and Directors of the Company will devote only such time as they deem appropriate and necessary to the business affairs of the Company.

         The Company may invest the Company's funds and enter into one or more business ventures on the authority of the Board of Directors without submitting such proposals to the shareholders for their approval.

Management of Company and persons who, by reason of ownership of shares may be deemed principal shareholders or control persons, are listed below, followed by a brief resume of each individual. Directors have been elected for approximately one year from the date of incorporation and until the next annual meeting scheduled for July 15, 1984. The Directors will hold office until their successors are elected and qualified.

                                             POSITION HELD
NAME AND ADDRESS                        RELATIONSHIP TO COMPANY

Ernest B. Hewlett                       President, Founder and
740 East 3900 South Director
Salt Lake City, Utah, Utah 84107

Mark Lindsey                            Vice-President, Founder
809 Grandridge and Director
Salt Lake City, Utah 84111

David M. Hoggan                         Secretary-Treasurer,
1371 Skyview Drive                      Founder and Director
Salt Lake City, Utah 84117


         ERNEST B. HEWLETT, President and Director, age 24, has been working toward a Bachelor of Science degree in Business at the University of Utah since 1980. From 1978-1980, he served as a missionary for the Church of Jesus Christ of Latter-Day Saints. Since 1980, he has been an insurance agent for New England Life Insurance Company. In 1982, he was co-founder and National Agent for Barter Systems International Insurance Division, headquartered in Oklahoma City, Oklahoma. He has also had previous experience in the financial and accounting field.

         MARK LINDSEY, Vice-President and, Director, age 27, received a

Bachelor of Science degree in Economics from the University of Utah in 1980. He has been a member of the Board of Directors of Ecotroleum, Inc., an energy company. Since 1980, he has been the Secretary/Treasurer and Manager of Ecotroleum, Inc., a research and development company of synthetic fuels. Since 1982, he has been the President and a member of the Board of Directors of Sumerior Energy Corporation, a Utah public company.

         DAVID M. HOGGAN, Secretary/Treasurer and Director, age 45, received a Bachelor of Science degree in Business from the University of Utah in 1962. From 1975-1983, he was a sales manager for U.S. Home, Manufactured Housing Corporation. Since 1983, he has been employed as a sales manager for Boise Homes, Inc.

         It is not anticipated that any of the above-named individuals, their relatives, associates or affiliates will benefit directly or indirectly from the Company's transactions. The officers and directors do not intend to purchase any of the shares offered to the public.

                   STOCK OWNERSHIP AND CONTROL OF THE COMPANY

         There are presently three (3) stockholders who own all of the Company's issued and outstanding shares of common voting stock. These shares were accrued by the shareholders on the date of incorporation, August 11, 1983. The transfer and sale of said shares is restricted under SEC Rule 144, which prohibits the sale of these restricted shares for a minimum of two (2) years from the date of issuance, at which time, assuming the Company is in compliance with all reporting and other requirements of the SEC and Rule 144, the shareholders may each sell a maximum of 1% of the total outstanding shares of the Company in each three (3) month period of time thereafter. These certificates are not being held in escrow. The following tabulation depicts the ownership of these shares of common voting stock and the consideration paid to the Company at the rate of $0.002353 per share:


                                                                              % OWNED
                                                             NUMBER OF        BEFORE           % OWNED
                                      CONSIDERATION          SHARES           PUBLIC           IF MAXI-
               STOCKHOLDER                PAID               OWNED            OFFERING         MUM SOLD

               Ernest B. Hewlet,              $1,000.00            425,000        33.34%           9.94%
               Mark Lindsey                    1,000.00            425,000        33.33%           9.94%
               David M. Hoggan                 1,000.00           425,0004        33.33%           9.94%
                                              $3,000.00          1,275,000          100%          29.82%

                                  REMUNERATION

         No Officer, Director or Founder will devote a substantial amount of time in conducting the business operations of the Company. Time will be devoted to the Company by the Officers and Directors on an as-needed basis. No salaries are contemplated to be paid by the Company in the foreseeable Future unless increased business of the Company warrants such payment. If salaries are paid, such salaries shall be paid only from income generated by the operations of the Company and not from the proceeds of the offering.

                              CONFLICTS OF INTEREST

         The persons in the Company's management may become involved in other business entities which may create conflicts of interest with respect to the Company's activities. Although it is not contemplated, the Company may become involved in joint ventures or acquisitions with or from companies which are controlled by or otherwise associated with the Company's management. If such transactions do occur, they will be handled on terms and conditions which would prevail in an "arms-length' transaction. If such transactions do occur, management of the Company will ask for shareholders' approval or ratification of said transactions or will have any said transactions approved by a disinterested Board of Directors. Failure by the Company to conduct its business in the best interest of the Company could result in liability upon the Company's Officers, Directors and controlling persons under Utah law. The Utah Business Corporation Act section 16-10-44 provides for liability to Directors in certain other cases.

                 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING

         The Company has entered into a 'best efforts' selling agreement with Ernest B. Hewlett, President of the Company, 740 East 3900 South, Salt Lake City, Utah 84107. As sales agent, Mr. Hewlett has agreed to offer to the public, as agent for the Company, the 3,000,000 shares of Company Stock offered hereby, on a 'best efforts' basis. There is no firm commitment on the part of the Company or Mr. Hewlett and he is under no obligation to take down and pay for any shares of Common Stock, but has agreed to use his best efforts to sell the shares to the public at the public offering price of $0.01 per share. Mr. Hewlett will not receive a commission for his selling efforts.

Terms of the Offering:

         The shares of common voting stock offered by means of this Prospectus are offered for cash only. As required by the Utah Securities Division, the Company has agreed to provide, and has provided for, the escrow of the gross proceeds of the initial portion of this Offering (1,200,000 shares - $12,000.00)
 . All payments for the shares of common voting stock purchased pursuant to this Offering are to be made by cash, check or money order payable to the Company or to its Escrow Agent:

                               FIRST SECURITY BANK
                              405 South Main Street
                           Salt Lake City, Utah 84111

         Should fewer than 1,200,000 shares of common voting stock Offered hereby be sold within one year after the date of this Prospectus, the Bank will advise the Utah Securities Division, and, upon order of the Division, the Bank will remit all of the gross proceeds of this Offering being held by the Bank back to the original investors from whom these monies were received without any deduction therefrom or interest thereon. Should at least 1,200,000 shares of common voting stock ordered hereby be sold within one year from the effective date of this Offering, the Bank will advise the Utah Securities Division and, upon order of the Division, will pay all of the gross cash proceeds to the Company. Thereafter, should any of the balance of this offering (1,800,000 shares - $18,000.00) be sold, no provision has been made for impound, escrow or return of any funds to the public investors. A copy of the Subscription Agreement is attached hereto and incorporated herein by reference.

                          LEGAL AND ACCOUNTING MATTERS
         Scott E. Smith, Suite 650, Commercial Security Bank Tower,
50 South Brain Street, Salt Lake City, Utah 84144, who is legal counsel for the Company, has furnished the Company with an opinion. The opinion of counsel is required of the Company pursuant to subparagraph (2)(n) of Section 61-1-10 of the Utah Uniform Securities Act. This opinion of counsel has been filed by the Company as an exhibit to the Registration Statement on file with the Utah Securities Division. Said opinion indicates that "these securities being registered, when sold, will be legally issued, fully paid and non-assessable."

         The Certified Public Accountant for the Company is Hansen, Barnett & Maxwell, 345 East Broadway, Salt Lake City, Utah 84111, who has prepared the accompanying Certified Financial Statement.

                               LITIGATION

         To the best knowledge of the Company, its Officers, Directors and Founders, the Company is not a party to any material legal proceeding or litigation as of the date of this Prospectus.

                           ADDITIONAL INFORMATION

         The Company has filed with the Utah Securities Division an application for registration with respect to the securities offered hereby. That application contains certain information, the majority of which is contained in this Prospectus, which investors may wish to review. Copies of all such documents filed with the Utah Securities Division are matters of public record and may be inspected by the public.

     Statements contained in this Prospectus with respect to the contents of any contract or documents described herein are not necessarily complete, and, where such contract or document is an exhibit to the application on file with the Utah Securities Division, each such statement is qualified in all respects by the provisions of such exhibit to which reference is hereby made for the full statement of the provisions thereof.

HANSEN, BARNETT & MAXWELL
A Professional Corporation
Certified Public Accountant

                                      345 EAST BROADWAY
                                      SALT LAKE CITY, UTAH 84111




Board of Directors
Communitra Energy, Inc.
Salt Lake City, Utah



      We have examined the balance sheet of Communitra Energy, Inc. as of August 15, 1983, and the related statements of retained earnings, operations and changes in financial position for the five days then ended. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

      In our opinion, the aforementioned financial statements present fairly the financial position of the company at August 15, 1983, and the results of its operations and changes in its financial position for the five days then ended, in conformity with generally accepted accounting principles.


                                                /s/ Hansen, Barnett & Maxwell


August 23, 1983



                             COMMUNITRA ENERGY, INC.
                                  BALANCE SHEET
                                 AUGUST 15, 1983



                               ASSETS


      CURRENT ASSETS:
            Cash in bank                                                        $ 3,000

      OTHER ASSETS:
            Organization       Costs   Note 1                                        50


      TOTAL ASSETS                                                              $ 3,050



                LIABILITIES AND STOCKHOLDERS' EQUITY


      CURRENT LIABILITIES:
            Accounts payable                                                        $50

      STOCKHOLDERS' EQUITY - NOTE 2
            Common Stock - 50,000,000 shares
               authorized; issued and outstanding
               1,275,000 shares; $.001 par value                                $ 1,275
            Paid in capital                                                       1,725
            Retained Earnings                                                         -

                         TOTAL STOCKHOLDERS' EQUITY                               3,000


      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 3,050

The accompanying notes are an integral part of these financial statements.








                             COMMUNITRA ENERGY, INC.
                         STATEMENT OF RETAINED EARNINGS
                     FOR THE FIVE DAYS ENDED AUGUST 15, 1983


BEGINNING RETAINED EARNINGS - AUGUST 11, 1983             $   -

Net Income (Loss) for the period                          ____-_____

ENDING RETAINED EARNINGS - AUGUST 15,- 1983               $==========



                                               STATEMENT OF OPERATIONS
                                    FOR THE FIVE DAYS ENDED AUGUST 15, 1983


      INCOME                                                                                    $  -

      OPERATING EXPENSES                                            $   -

      NET INCOME (LOSS)                                                                         $  -

      EARNINGS (LOSS) PER COMMON SHARE - NOTE 1                                                 $  -



                            STATEMENT OF CHANGES IN FINANCIAL POSITION
                            FOR THE FIVE DAYS ENDED AUGUST 15, 1983


      BEGINNING WORKING CAPITAL - AUGUST 11, 1983                $   -

      FUNDS WERE PROVIDED BY:
            Sale of common stock - cash                            3,000

      FUNDS WERE APPLIED TO:
         Increase in organization costs                               50

      WORKING CAPITAL - AUGUST 15, 1983                           $2,950

      INCREASE (DECREASE) IN WORKING CAPITAL
         COMPONENTS REPRESENTED BY:
            Cash                                                  $3,000
            Accounts payable                                         (50)

      NET INCREASE IN WORKING CAPITAL                             $2,950

      The accompanying notes are an integral part of these financial statements.

                             COMMUNITRA ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 15, 1983





NOTE 1--ACCOUNTING POLICIES

      Accounting Method

      The Company was incorporated on August 11, 1983 under the laws of the State of Utah.

      The Company recognizes income and expenses according to the accrual method of accounting.

      Amortization of Organization Costs

      The Company will amortize its organization costs by the straight line method over a five year period.

      Earnings Per Share of Common Stock

            The Company computes earnings per share by the weighted average method.

NOTE 2--COMMON STOCK

             Changes in common stock are summarized as follows:
                                                                   Paid-In
                                             Common    Stock       Capital

                                             Shares    Amount      Amount

       Issued for cash                     1,275,000   $1,275     $1,725


 Balance - August 15, 1983                 1,275,000   $1,275     $1,725



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